DynaResource, Inc.

222 W. Las Colinas Blvd.

Suite 744 East Tower

Irving, Texas 75039

(972) 868-9066

February 1, 2013

Mr. John Reynolds

Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:	DynaResource, Inc.
Form 10-K for Fiscal Year Ended December 31, 2011
Filed April 2, 2012
File No. 000-30371

Dear Mr. Reynolds:

We received your letter dated December 18, 2012 with comments to the referenced Annual Report on Form 10-K for DynaResource, Inc. (the “Company”), File No. 000-30371. We have restated the Commission’s comments below -- including open comments from the staff’s October 31 and November 21, 2012 letters -- and have included our responses to each comment.

General

1. [from October 31 letter] We note that you disclose mineral resources throughout your filing. As a company incorporated in Delaware, the provisions in Industry Guide 7 preclude the use of any terms other than proven or probable reserves for disclosure in filings with the United States Securities and Exchange Commission, pursuant to paragraph (b)(5)(3) of Industry Guide 7. Please substantially revise your filing and remove all mineral resource disclosure.

1. [from November 21 letter] We note your response to comments 1, 2, and 5 from our letter dated October 31, 2012. As a company incorporated in Delaware, only proven and probable reserves may be disclosed in filings with the United States Securities and Exchange Commission. The exemption to which you refer is only applicable if you are incorporated in a foreign jurisdiction. We reissue the comments.

1. [from December 18 letter] We note your response to comment 1 from our letter dated November 21, 2012. Choosing to list a security on a foreign exchange does not pre-empt you from complying with U.S. securities regulation. Therefore, the exemption regarding mineral estimates in Instruction 3 to section (b)(5) of Industry Guide 7 is for companies whose jurisdiction is outside of the United States. This guidance is not new and is applicable to many companies. We reissue the comment.

Response:

The Company will update its disclosure via an amendment to the Form 10-K, to remove all mineral resource disclosure.

2. [from October 31 letter] We note that you have included a general disclaimer regarding Canadian mineral resource and mineral reserve reporting standards on page 4 of your disclosure. This appears to be a disclaimer that Canadian incorporated companies include in their United States filings and is not applicable to companies incorporated in the United States. Please advise.

Response: Page 4 of the Company’s Form 10-K contains a section to describe the Canadian securities disclosure regime. As a point of information, the disclosure regime is not limited to Canadian public companies, but extends to foreign (that is, non-Canadian) public companies, including those which have become subject to Canadian law. The Company has become an “OTC reporting issuer” in Canada, and consequently is subject to the Canadian securities disclosure regime.

In view of the response to comment #1, the section describing the Canadian securities disclosure regime has been revised in its entirety, to read as follows:

CAUTIONARY NOTE TO UNITED STATES INVESTORS—INFORMATION CONCERNING
PREPARATION OF RESOURCE AND RESERVE ESTIMATES

The Company is required to prepare reports under the Canadian Securities Administrators’ National Instrument 43-101 “Standards of Disclosure for Mineral Projects” (“NI 43-101”), under the Canadian securities laws because we are subject to Canadian securities laws. These standards are materially different from the standards generally permitted in reports filed with the United States Securities and Exchange Commission (“SEC”).

The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” used in this report are Canadian mining terms defined in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) in the CIM Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council. These definitions differ from the definitions of those terms in Industry Guide 7 (“Guide 7”) promulgated by the SEC. Under U.S. standards, mineralization may not be classified as a “reserve” unless a determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Under Guide 7 standards, a “Final” or “Bankable” feasibility study is required to report reserves, the three-year historical average precious metals prices are used in any reserve or cash flow analysis to designate reserves, and the primary environmental analysis or report must be filed with the appropriate government authority. One consequence of these differences is that “reserves” calculated in accordance with Canadian standards may not be “reserves” under Guide 7 standards. U.S. investors should be aware that the Company’s properties located in Mexico do not have “reserves” as defined by Guide 7 and are cautioned not to assume that any part or all of the disclosed mineralized material will be confirmed or converted into Guide 7 compliant “reserves”.

Under NI 43-101, we report measured, indicated and inferred resources, which are measurements that are generally not permitted in filings made with the SEC. The estimation of measured resources and indicated resources involve greater uncertainty as to their existence and economic feasibility than the estimation of proven and probable reserves. U.S. investors are cautioned not to assume that any part of measured or indicated resources will ever be converted into economically mineable reserves. The estimation of inferred resources involves far greater uncertainty as to their existence and economic viability than the estimation of other categories of resources. It cannot be assumed that all or any part of inferred resources will ever be upgraded to a higher category. Therefore, U.S. investors are also cautioned not to assume that all or any part of inferred resources exist, or that they can be mined legally or economically.

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Item 2 Properties page 15

5. [from October 31 letter] For each of your properties please provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature, pursuant to paragraph (b)(4)(i) of Industry Guide 7.

Response: The Company will update its disclosure via an amendment to the Form 10-K, to provide a clear statement that the property is without known reserves and that currently, the Company’s drilling program is exploratory in nature. The Company proposes the following text:

No Known Reserves

Currently, the Company’s drilling programs are exploratory in nature.

The SJG property is without known reserves. Under U.S. standards, mineralization may not be classified as a “reserve” unless a determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.

***

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let me know if you have further questions, or if you need any further clarification on the responses provided. Thank you for your professional attention.

Respectfully,

/s/ K.W. (“K.D.”) Diepholz

K.W. (“K.D.”) Diepholz

Chairman / CEO

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